82-34714



m 1 Submission - Change in Issued and Outstanding Securities

RECEIVED
2006 JUL 19 P 2:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Issuer :	Imperial Metals Corporation
Symbol :	III
Reporting Period:	05/31/2006 - 06/30/2006

Summary

Issued & Outstanding Opening Balance :	29,995,582	As at :	06/01/2006

SUPPL

	Effect on Issued & Outstanding Securities
Stock Option Plan	0
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	29,995,582

Stock Option Plan

Stock Options Outstanding Opening Balance:	**1,867,833**	As at :	05/31/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
06/27/2006	N			20,000	
Filer's comment options at $6.60 to H. Bradley.					
Totals		0	0	20,000	0

Stock Options Outstanding Closing Balance:	**1,847,833**	As at :	06/30/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Rio Budhai
Phone:	604 488 2659
Email:	riobudhai@imperialmetals.com
Submission Date:	07/04/2006 18:15:19
Last Updated:	06/30/2006 13:22:44

dlw 7/19